Agora, Inc. Reports Third Quarter 2025 Financial Results

SANTA CLARA, Calif., November 19, 2025 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in conversational AI and real-time engagement technology, today announced its unaudited financial results for the third quarter ended September 30, 2025.

“We’re pleased to report our fourth consecutive quarter of GAAP profitability in Q3, supported by double-digit revenue growth and expanding margins,” said Tony Zhao, Founder, Chairman, and CEO of Agora, Inc. “Our core real-time engagement platform-as-a-service business is rebounding strongly and is on track to deliver its first full-year revenue growth since the pandemic—providing a stable, profitable foundation for the company. At the same time, we’re significantly increasing our investment in conversational AI. Recent product launches—including Conversational AI Engine 2.0 and Conversational AI Studio—are designed to help developers build more natural, human-like voice agents with greater ease. Early adoption from customers worldwide is encouraging, and our pipeline of use cases and prospects continues to grow heading into next year.”

Third Quarter 2025 Highlights

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Total revenues for the quarter were $35.4 million, an increase of 12.0% from $31.6 million in the third quarter of 2024.
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Agora: $18.2 million for the quarter, an increase of 15.9% from $15.7 million in the third quarter of 2024.
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Shengwang: RMB122.4 million ($17.2 million) for the quarter, an increase of 8.4% from RMB112.9 million ($15.9 million) in the third quarter of 2024.
•
Active Customers
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Agora: 1,968 as of September 30, 2025, an increase of 11.7% from 1,762 as of September 30, 2024.
•
Shengwang: 1,976 as of September 30, 2025, an increase of 0.4% from 1,969 as of September 30, 2024.
•
Dollar-Based Net Retention Rate
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Agora: 108% for the trailing 12-month period ended September 30, 2025.
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Shengwang: 90% for the trailing 12-month period ended September 30, 2025.
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Net income for the quarter was $2.7 million, compared to net loss of $24.2 million in the third quarter of 2024.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of September 30, 2025 was $374.3 million.
•
Net cash provided by operating activities for the quarter was $0.7 million, compared to net cash used in operating activities of $4.6 million in the third quarter of 2024.

Third Quarter 2025 Financial Results

Revenues

Total revenues were $35.4 million in the third quarter of 2025, an increase of 12.0% from $31.6 million in the same period last year. Revenues of Agora were $18.2 million in the third quarter of 2025, an increase of 15.9% from $15.7 million in the same period last year, primarily due to our business expansion and usage growth in sectors such as live shopping. Revenues of Shengwang were RMB122.4 million ($17.2 million) in the third quarter of 2025, an increase of 8.4% from RMB112.9 million ($15.9 million) in the same period last year, primarily due to increase in revenues from certain sectors such as social and entertainment and Internet of Things.

Cost of Revenues

Cost of revenues was $12.0 million in the third quarter of 2025, an increase of 14.4% from $10.5 million in the same period last year, primarily due to the increase in bandwidth usage and co-location costs.

Gross Profit and Gross Margin

Gross profit was $23.3 million in the third quarter of 2025, an increase of 10.8% from $21.0 million in the same period last year. Gross margin was 66.0% in the third quarter of 2025, a decrease of 0.7% from 66.7% in the same period last year, mainly due to product mix change.

Operating Expenses

Operating expenses were $25.3 million in the third quarter of 2025, a decrease of 44.8% from $45.9 million in the same period last year.

•
Research and development expenses were $13.8 million in the third quarter of 2025, a decrease of 52.8% from $29.3 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $10.8 million in the third quarter of 2024 to $0.7 million in the third quarter of 2025.
•
Sales and marketing expenses were $6.5 million in the third quarter of 2025, a decrease of 5.6% from $6.9 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce.
•
General and administrative expenses were $5.0 million in the third quarter of 2025, a decrease of 48.4% from $9.7 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $2.6 million in the third quarter of 2024 to $0.3 million in the third quarter of 2025.

Loss from Operations

Loss from operations was $1.6 million in the third quarter of 2025, compared to $24.7 million in the same period last year.

Interest Income

Interest income was $3.9 million in the third quarter of 2025, flat compared to the same period last year.

Investment (Loss) Income

Investment loss was $0.3 million in the third quarter of 2025, compared to investment income of $0.8 million in the same period last year, primarily due to the impairment losses of $2.5 million on an investment in certain private company, which was offset partially by the increase in fair value of an equity investment of $1.9 million in the third quarter of 2025, whereas there were no material transactions in the same period last year.

Net Income (Loss)

Net income was $2.7 million in the third quarter of 2025, compared to net loss of $24.2 million in the same period last year.

Net Income (Loss) per American Depositary Share attributable to Ordinary Shareholders

Basic and diluted net income per American Depositary Share (“ADS”)1 attributable to ordinary shareholders was $0.03 in the third quarter of 2025, compared to basic and diluted net loss per ADS of $0.26 in the same period last year.

Share Repurchase Program

During the three months ended September 30, 2025, the Company repurchased approximately 5.2 million of its Class A ordinary shares (equivalent to approximately 1.3 million ADSs) for approximately US$4.8 million under its share repurchase program, representing 2.4% of its US$200 million share repurchase program.

As of September 30, 2025, the Company had repurchased approximately 150.1 million of its Class A ordinary shares (equivalent to approximately 37.5 million ADSs) for approximately US$132.1 million under its share repurchase program, representing 66.0% of its US$200 million share repurchase program.

As of September 30, 2025, the Company had 359.3 million ordinary shares (equivalent to approximately 89.8 million ADSs) outstanding, compared to 449.8 million ordinary shares (equivalent to approximately 112.5 million ADSs) outstanding as of January 31, 2022 before the share repurchase program commenced.

The current share repurchase program will expire at the end of February 2026.

1 One ADS represents four Class A ordinary shares.

Financial Outlook

Based on currently available information, the Company expects total revenues for the fourth quarter of 2025 to be between $37 million and $38 million, representing year-over-year growth of 7.2% to 10.1%. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 5 p.m. Pacific Time / 8 p.m. Eastern Time on November 19, 2025. Details for the conference call are as follows:

Event title: Agora, Inc. 3Q 2025 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/md2g2hph

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register-conf.media-server.com/register/BI18c8512affb74b59844ce871bc87edde

Please visit the Company’s investor relations website at https://investor.agora.io on November 19, 2025 to view the earnings release and accompanying slides prior to the conference call.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months, excluding customers from Easemob. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. Shengwang excluded the revenues from certain end-of-sale products. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the holding company of two independent businesses, Agora and Shengwang.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in conversational AI and Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time conversational AI, video, voice, chat and interactive streaming into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading conversational AI and Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	September 30,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	79,781	27,083
Short-term bank deposits	40,500	168,327
Short-term financial products issued by banks	45,000	71,464
Short-term investments	4,632	2,787
Restricted cash	200	3,745
Accounts receivable, net	24,857	30,952
Prepayments and other current assets	14,803	22,593
Contract assets	122	1,099
Held-for-sale assets	831	-
Total current assets	210,726	328,050
Property and equipment, net	3,921	4,680
Construction in progress in relation to the headquarters project	72,745	44,486
Operating lease right-of-use assets	2,574	3,866
Intangible assets	222	611
Long-term bank deposits	189,001	35,500
Long-term financial products issued by banks	20,000	61,400
Long-term investments	29,405	40,710
Land use right, net	160,704	161,395
Other non-current assets	20,806	18,956
Total assets	710,104	699,654
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	10,611	12,965
Advances from customers	7,695	8,738
Taxes payable	1,182	2,210
Current operating lease liabilities	1,836	1,749
Payables for construction costs	13,283	12,834
Accrued expenses and other current liabilities	13,978	19,839
Total current liabilities	48,585	58,335
Long-term payable	5	1
Long-term operating lease liabilities	723	1,922
Deferred tax liabilities	31	92
Long-term borrowings in relation to the headquarters project	73,703	46,469
Advance in relation to the headquarters project	20,409	20,174
Total liabilities	143,456	126,993
Shareholders’ equity:
Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,145,259	1,144,238
Treasury shares, at cost	(85,673)	(72,739)
Accumulated other comprehensive loss	(10,967)	(12,257)
Accumulated deficit	(482,018)	(486,628)

Total shareholders’ equity	566,648	572,661
Total liabilities and shareholders’ equity	710,104	699,654

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Nine Month Ended
	September 30,		September 30,
	2025	2024	2025	2024
Real-time engagement service revenues	34,783	30,356	101,172	95,716
Real-time engagement on-premise solution and other revenues	591	1,217	1,730	3,087
Total revenues	35,374	31,573	102,902	98,803
Cost of revenues	12,042	10,524	34,066	36,304
Gross profit	23,332	21,049	68,836	62,499
Operating expenses:
Research and development	13,817	29,271	41,811	65,551
Sales and marketing	6,473	6,860	19,229	19,944
General and administrative	5,029	9,741	17,306	26,349
Total operating expenses	25,319	45,872	78,346	111,844
Other operating income	377	134	1,079	914
Loss from operations	(1,610)	(24,689)	(8,431)	(48,431)
Exchange gain	576	43	731	108
Interest income	3,852	3,924	11,193	13,244
Interest expense	(16)	(86)	(22)	(251)
Investment (loss) income	(348)	839	1,138	(4,033)
Income (loss) before income taxes	2,454	(19,969)	4,609	(39,363)
Income taxes	(107)	-	(191)	(149)
Income (loss) from equity in affiliates	394	(4,211)	192	(3,373)
Net income (loss)	2,741	(24,180)	4,610	(42,885)
Net income (loss) attributable to ordinary shareholders	2,741	(24,180)	4,610	(42,885)
Other comprehensive income (loss):
Foreign currency translation adjustments	1,615	3,197	1,290	2,119
Total comprehensive income (loss) attributable to ordinary shareholders	4,356	(20,983)	5,900	(40,766)

Net income (loss) per ADS attributable to ordinary shareholders, basic and diluted
Basic	0.03	(0.26)	0.05	(0.46)
Diluted	0.03	(0.26)	0.05	(0.46)
Weighted-average shares used in computing net income (loss) per ADS attributable to ordinary shareholders, basic and diluted
Basic	365,742,857	371,733,050	371,041,046	372,336,342
Diluted	395,328,829	371,733,050	407,699,601	372,336,342

Share-based compensation expenses included in:
Cost of revenues	15	31	91	184
Research and development expenses	744	10,776	3,081	15,886
Sales and marketing expenses	227	241	651	838
General and administrative expenses	288	2,599	929	4,332

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Nine Month Ended
	September 30,		September 30,
	2025	2024	2025	2024
Cash flows from operating activities:
Net income (loss)	2,741	(24,180)	4,610	(42,885)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation expenses	1,274	13,647	4,752	21,240
Allowance for current expected credit losses	851	2,415	3,867	7,263
Depreciation of property and equipment	477	788	1,593	2,726
Amortization of intangible assets	130	131	389	533
Amortization of land use right	855	856	2,552	2,572
Deferred tax expense	(20)	(20)	(61)	(82)
Amortization of right-of-use asset and interest on lease liabilities	527	687	1,605	2,035
Investment loss (income)	348	(839)	(1,138)	4,033
(Income) loss from equity in affiliates	(394)	4,211	(192)	3,373
Loss on disposal of property and equipment	2	1	4	16
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	886	(1,627)	2,413	(9,418)
Contract assets	-	(38)	978	(67)
Prepayments and other current assets	(4,951)	347	10,340	(12,129)
Other non-current assets	(905)	(472)	(4,329)	6,668
Accounts payable	(1,255)	(2,531)	(2,065)	2,042
Advances from customers	(468)	(41)	(1,113)	316
Taxes payable	(48)	107	(1,039)	761
Operating lease liabilities	(340)	(677)	(1,499)	(2,319)
Deferred income	63	256	175	62
Accrued expenses and other liabilities	958	2,357	(3,887)	(5,404)
Net cash provided by (used in) operating activities	731	(4,622)	17,955	(18,664)
Cash flows from investing activities:
Purchase of property and equipment	(413)	(1,333)	(1,285)	(2,297)
Purchase of short-term bank deposits	(15,422)	-	(50,928)	(43,100)
Purchase of short-term financial products issued by banks	(50,000)	(50,300)	(65,348)	(70,391)
Proceeds from maturity of short-term bank deposits	20,854	37,000	199,256	111,241
Proceeds from maturity of short-term financial products issued by banks	98,353	59,482	134,795	69,511
Proceeds from sales of short-term investments	240	-	240	-
Proceeds from dividends of short-term investments	110	-	110	-
Purchase of long-term bank deposits	(11,000)	(10,500)	(174,001)	(20,500)
Purchase of long-term financial products issued by banks	-	(32,000)	-	(41,400)
Purchase of long-term investments	-	(562)	-	(562)
Purchase of construction in progress for the headquarters project	(12,295)	(10,918)	(26,048)	(21,895)
Disposal of property and equipment	3	2	34	58

Cash received from disposal of long-term investments	-	28	-	155
Refundable deposit received in relation to disposal of subsidiaries	-	-	4,410	-
Net cash provided by (used in) investing activities	30,430	(9,101)	21,235	(19,180)
Cash flows from financing activities:
Proceeds from long-term borrowings	12,369	11,123	26,503	22,177
Proceeds from exercise of employees’ share options	58	175	535	550
Deposit received in relation to headquarters project	-	-	-	19,280
Repurchase of Class A ordinary shares	(4,746)	(3,913)	(16,850)	(9,667)
Net cash provided by financing activities	7,681	7,385	10,188	32,340
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	612	819	(225)	678
Net increase (decrease) in cash, cash equivalents and restricted cash	39,454	(5,519)	49,153	(4,826)
Cash, cash equivalents and restricted cash at beginning of period *	40,527	37,867	30,828	37,174
Cash, cash equivalents and restricted cash at end of period **	79,981	32,348	79,981	32,348
Supplemental disclosure of cash flow information:
Income taxes paid	102	24	175	133
Cash payments included in the measurement of operating lease liabilities	340	677	1,499	2,319
Right-of-use assets obtained in exchange for operating lease obligations	3	1,812	90	2,325
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	35	328	35	328
Proceeds receivable from sales of short-term investments	35	-	35	-
Proceeds receivable for disposal	-	-	2,909	-
Payables for property and equipment	11	33	11	33
Payables for construction in progress in relation to the headquarters project	9,839	11,614	13,283	11,614
Payables for treasury shares, at cost	115	24	115	24
* includes restricted cash balance	200	280	3,745	280
** includes restricted cash balance	200	230	200	230